Exhibit 99.1

YY Group Holding Limited’s First Overseas Market to Achieve Rapid Growth, YY Circle Malaysia, Secures Six Deals, Expanding Revenue Pipeline to US$13 Million for 2025

SINGAPORE, March 11, 2025 – YY Group Holding Limited (NASDAQ: YYGH) (“YY Group”, “YYGH”, or the “Company”) is pleased to announce that YY Circle Malaysia, a subsidiary of YY Group, has successfully signed six new strategic deals in Malaysia since January 2025. This achievement highlights YY Circle’s commitment to delivering innovative solutions and building strong partnerships in the hospitality and staffing sectors.

The newly secured partnerships include prominent hotel brands such as Four Points by Sheraton and Hyatt, with operations already commenced at the start of this month. Additionally, Holiday Inn and Marriott Resort & Spa are set to launch their collaborations with YY Circle in April 2025, further solidifying the company’s footprint in the hospitality sector.

These partnerships bring YY Circle Malaysia’s annual revenue pipeline to an impressive US$13 million, marking significant growth in its third year in Malaysia. This upward trajectory underscores promising prospects for YY Circle’s planned overseas expansion and reinforces its position as a leader in the on-demand staffing industry.

Building Strong Partnerships

The new deals underscore YY Circle’s growing influence among international hotel chains. By partnering with globally recognized brands, the company strengthens its foothold in the Malaysian market while laying the foundation for expansion into new markets.

A Promising Future

“These partnerships mark a significant milestone in our journey of growth and innovation,” said Mike Fu, Chief Executive Officer and Executive Director of YY Group Holding Limited. “We are excited to collaborate with these esteemed clients and are committed to delivering exceptional value that supports their operational excellence and success.”

YY Circle Malaysia’s Country Manager, Ken Teng is equally thrilled for the potential that he sees in the Malaysian market, stating, “Having established a strong presence in hospitality, we’re now excited to expand into other sectors like cleaning and retail, unlocking new opportunities for growth.”

With its innovative solutions, YY Circle Malaysia continues to demonstrate its ability to meet the evolving needs of the clients, and drive value for its partners.

About YY Circle:

YY Circle Malaysia, a subsidiary of YY Group Holding Limited, is a leading provider of on-demand staffing solutions and hotel management systems. With a focus on innovation and partnership, YY Circle is committed to empowering businesses in the hospitality industry to achieve their operational goals seamlessly.

About YY Holdings Limited:

YY Group Holding Limited is a Singapore-based data and technology-driven company that specializes in creating enterprise intelligent labor matching services and smart cleaning solutions. Rooted in innovation and a commitment to user-centric experiences, YY Circle leverages app-based technology to optimize the labor sourcing market and the Internet of Things to revolutionize the cleaning industry.

For more information on the Company, please log on to https://yygroupholding.com/.

Investor Contact

Phua Zhi Yong, Chief Financial Officer

YY Group

Enquiries@yygroupholding.com

Mark Wendou Niu, Chief Strategy Officer

YY Group

mark.niu@yygroupholding.com